SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2004

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
(Registrant)

Date: December 8, 2004	By:	“S.A. FISH”
(Signature)

S.A. Fish, Vice President
(Name and Title)

	By:	“S.L. COSMESCU”
(Signature)

S.L. Cosmescu, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
WEDNESDAY, DECEMBER 8, 2004

Shell Canada announces major natural gas discovery in central Alberta

Calgary, Alberta — Shell Canada announced today a major natural gas discovery on a previously untested structure located 30 kilometres southwest of Rocky Mountain House in central Alberta.

An exploration well, Shell Tay River RicinusW 2-6-37-10-W5 (Shell Canada Limited 75 per cent, Mancal Energy Inc. 25 per cent), was drilled on a previously untested Leduc reef feature analogous to the nearby Ricinus West field. The well was drilled to a depth of 5100 metres and encountered approximately 140 metres of net pay. Test data indicates that the well will be capable of a restricted flow rate of 30 million cubic feet per day through existing 3.5 inch tubing. Based on seismic evaluation, pressure and well data, Shell estimates that this new feature could contain in the range of 500 to 800 billion cubic feet of original raw gas in place. The raw gas contains approximately 60 per cent methane and 35 per cent hydrogen sulphide. Additional drilling and production information will be required to confirm the amount of gas in place and recovery factors.

Ian Kilgour, Senior Vice President of Exploration and Production, Shell Canada said, “Our Foothills exploration team used sophisticated technology and know-how to map, successfully drill and test a new and significant structure in a basin that is generally considered mature. This is one of the largest gas discoveries in Western Canada in recent years and related economic benefits will be important to both Shell and the Province of Alberta.”

The discovery well is in the vicinity of existing sour gas processing facilities with capacity to handle incremental volumes, and is expected to be tied-in and producing by mid-2005. Further delineation drilling is also planned during 2005.

Clive Mather, Shell Canada’s President and CEO, said, “The objective of our ongoing exploration effort in the Alberta Foothills has been to find and develop additional gas to maintain production from existing fields, and we’ve had good success with that program over the years. This significant and exciting new discovery could take us beyond that objective and contribute to the future growth of our natural gas business.”

For further information contact:

Investor Inquiries: Jim Fahner Manager, Investor Relations (403) 691-2175	Media Inquiries: Jan Rowley Manager, Public Affairs (403) 691-3899

Visit Shell’s web site: www.shell.ca

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.